APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Bay Area Brewing Company LLC

Financial Statements and Report

December 31, 2022

Table of Contents



Independent Accountant's Review Report

To Management of:
Bay Area Brewing Company LLC

We have reviewed the accompanying financial statements of Bay Area Brewing Company LLC (the Company), which comprise the balance sheet as of December 31, 2022, and the related statements of income, members' equity, and cash flows for the period then ended (since inception on June 25, 2022), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Bay Area Brewing Company LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has relied on owner financing and has yet to begin generating revenue and these conditions raise doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group LLC
OWINGS MILLS, MD
November 15, 2023

Bay Area Brewing Company LLC
Balance Sheet (Unaudited)
As of December 31, 2022

Assets		
Current Assets		
Cash and cash equivalents	$	4,417
Merchandise inventory		384
Total Current Assets		4,801
Total Assets		4,801
Liabilities & Members' Equity		
Liabilities		-
Current Liabilities		-
Accounts payable and accrued expenses		-
Total Current Liabilities		-
Total Liabilities		-
Members' Equity		4,801
Total Liabilities & Members' Equity	$	4,801

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Bay Area Brewing Company LLC
Statement of Income (Unaudited)
For the period (since inception) ended December 31, 2022

Operating Expenses		
Equipment and supplies	$	378
Travel		574
Meals and entertainment		160
Other operating expense		88
Total Operating Expenses		1,200
Net Income (Loss)	$	(1,200)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Bay Area Brewing Company LLC

Statement of Members' Equity

For the period (since inception) ended December 31, 2022

	Total Members' Equity
Balance at June 25, 2022	$ -
Net income (loss)	(1,200)
Owner contributions	6,001
Balance at December 31, 2022	$ 4,801

6

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Bay Area Brewing Company LLC
Cash Flow Statement (Unaudited)
For the period (since inception) ended December 31, 2022

Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$	(1,200)
(Increase) decrease in operating assets, net of effects of businesses acquired		
Inventories		(384)
Net Cash Provided by (Used in) Operating Activities		(1,584)
Net Cash Provided by (Used in) Investing Activities		-
Cash Flows from Financing Activities		
Owner contributed capital		6,001
Net Cash Provided by (Used in) Financing Activities		6,001
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		4,417
Cash, cash equivalents, and restricted cash at June 25, 2022		-
Cash, Cash Equivalents, and Restricted Cash at End of Year	$	4,417

Notes to the Financial Statements

Bay Area Brewing Company LLC
Notes to the Financial Statements
For the period (since inception) ended December 31, 2022

1. Summary of significant accounting policies

a. Nature of operations

Bay Area Brewing Company LLC (the Company) is a startup nano craft brewery in Rockport, Texas led by two retired United States Navy veterans. The Company embraces a commitment to crafting exceptional beer by utilizing small batch precision brewing with top-notch, regionally sourced ingredients to produce classic styles and approachable brews. This brewing approach focuses on quality, freshness, and flexible transitioning. The Company plans to open a tap room in a welcoming community with a family-friendly atmosphere.

The Company was formed as a Limited Liability Company in the State of Texas on June 25, 2022.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date

Bay Area Brewing Company LLC
Notes to the Financial Statements
For the period (since inception) ended December 31, 2022

for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

e. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value. As of December 31, 2022 cash consisted of deposits held in a business checking account.

g. Inventory

Inventories are stated at the lower of cost and net realizable value. It is the Company's policy to record provisions for obsolete and slow moving inventory based on management estimates. These estimates are necessarily subject to a degree of measurement uncertainty. As of December 31, 2022 all inventory was branded merchandise.

h. Comprehensive income

The Company does not have any comprehensive income items other than net income.

Bay Area Brewing Company LLC
Notes to the Financial Statements
For the period (since inception) ended December 31, 2022

2. Commitments and contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

3. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has relied on owner contributions to fund operations and has yet to begin generating revenue. Those factors and conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

4. Subsequent events

Management evaluated all activity of the Company through November 15, 2023 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.